Exhibit 99.1

SDLP - Seadrill Partners LLC Announces Pricing of Public Offering

London, United Kingdom, June 19, 2014 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) announced today that it has priced its public offering of 6,100,000 common units, which represent limited liability company interests, for total estimated gross proceeds of approximately $200 million (before deducting underwriting discounts and commissions and other estimated offering expenses).

In addition, Seadrill Limited (“Seadrill”) has agreed to purchase directly from the Company in a private placement, $100 million of common units at the price at which the common units will be sold to the underwriters, such private placement to close concurrently with the public offering of common units.

The Company intends to use the net proceeds from the public offering and the concurrent private placement for general company purposes, which may include acquisitions, repayment of indebtedness and working capital purposes.

BofA Merrill Lynch and Morgan Stanley will act as book running managers for the offering and propose to offer the shares at prevailing market prices or otherwise from time to time through the NYSE, the over-the-counter market, negotiated transactions or otherwise.

Copies of the preliminary prospectus supplement and, when available, the final prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or Email dg.prospectus_requests@baml.com; and Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units in the public offering are being offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”) (File No. 333-196286). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

FORWARD LOOKING STATEMENTS

The statements in this press release that are not historical facts may be forward-looking statements. These forward looking statements, which include statements related to the public offering of common units, the concurrent private placement and the use of proceeds therefrom, are based upon the current beliefs and expectations of Seadrill Partners’ management and are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Seadrill Partners does not assume any obligation to update the information contained in this press release.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetræ: Chief Financial Officer